08025637

SEC
Mail Processing
Section

FEB 19 2008

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01-57550~~ 8-41215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOVELL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 Lipscomb Drive
(No. and Street)

BRENTWOOD (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Lovell Jr. 615-373-1264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill, HARPER & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

761 OLD HICKORY BLVD, Suite 206, Brentwood, TN 37027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William C. Lovell JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOVELL INCORPORATED, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William C. Lovell
Signature

President
Title

WILLIAM A. DePIERRI NOTARY PUBLIC AT LARGE ... COUNTY, TN

William A. DePierri
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOVELL INCORPORATED

(SEC I.D. No 8-41215)

Financial Statements and Supplemental Schedules for the Years ended December 31, 2007 and 2006, and Opinion of Independent Certified Public Accountants, and Supplemental Report on Internal Accounting Control filed in accordance with Rule 17-a5(e)(3) as a Public Document

Hill, Harper & Associates
Certified Public Accountants

Independent Certified Public Accountants' Report

Terry A. Hill
Ernest R. Harper

**The Board of Directors
Lovell Incorporated:**

761 Old Hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485
FAX: 615/377-3488

We have audited the accompanying statements of financial position of Lovell Incorporated as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lovell Incorporated as of December 31, 2007 and 2006, and the results of its operations, changes in stockholder's equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-1 and rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Harper & Associates

February 8, 2008

LOVELL INCORPORATED

Statements of Financial Position

December 31, 2007 and 2006

		2007	2006
Assets			
Current assets:			
Cash and cash equivalents	$	61,567	62,935
Commissions receivable		4,287	3,853
Receivable - clearing deposit		10,000	10,000
Total current assets		75,854	76,788
Furniture and equipment, at cost		8,989	8,989
Less accumulated depreciation		8,572	8,294
Net furniture and equipment		417	695
	$	76,271	77,483
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	538	526
Accrued franchise taxes		125	250
Total current liabilities		663	776
Stockholder's equity:			
Common stock, no par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		12,000	12,000
Additional paid-in capital		48,000	48,000
Retained earnings		15,608	16,707
Total stockholder's equity		75,608	76,707
	$	76,271	77,483

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenues:			
Commissions:			
Over the counter equity securities and other markets	$	36,384	64,069
Mutual funds		16,688	28,218
		53,072	92,287
Fees for investment advisory services		-	1,859
Interest income		3,406	6,280
Other		2,020	6,074
Total revenues		58,498	106,500
Operating expenses:			
Stockholder salary		48,100	54,459
Other salary and employee costs		13,757	4,250
Professional fees		3,800	3,650
Occupancy, office and other expenses		6,957	17,011
Clearing costs		15,779	34,472
Regulatory fees, licenses, etc.		1,265	1,850
Research		584	584
Quotations		3,119	3,897
Depreciation		278	278
Other taxes		958	1,067
Total operating expenses		94,597	121,518
Net loss from operations before income taxes		(36,099)	(15,018)
State income tax benefit		-	(290)
Net loss from operations after income taxes		(36,099)	(14,728)
Extraordinary item): Note 8			
One time payment from Financial Industry Regulatory Authority		35,000	-
Net loss	$	(1,099)	(14,728)

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Changes in Stockholder's Equity

Years ended December 31, 2007 and 2006

		Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance December 31, 2005	$	12,000	48,000	31,435	91,435
Net loss 2006		-	-	(14,728)	(14,728)
Balance December 31, 2006		12,000	48,000	16,707	76,707
Net loss 2007		-	-	(1,099)	(1,099)
Balance December 31, 2007	$	12,000	48,000	15,608	75,608

See accompanying notes to financial statements.

LOVELL INCORPORATED

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash Flows from Operating Activities			
Net earnings (loss)	$	(1,099)	(14,728)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation		278	278
(Increase) decrease in commissions receivable		(434)	1,229
Increase (decrease) in liabilities:			
Accounts payable		12	208
Deferred state income taxes		-	(290)
Accrued franchise taxes		(125)	(25)
Net cash from operating activities		(1,368)	(13,328)
Net decrease in cash and cash equivalents		(1,368)	(13,328)
Cash and cash equivalents at beginning of year		62,935	76,263
Cash and cash equivalents at end of year	$	61,567	62,935
Supplemental cash flow information			
State income taxes paid	$	-	-

See accompanying notes to financial statements.

LOVELL INCORPORATED

Notes to Financial Statements

December 31, 2007 and 2006

(1) Summary of Significant Accounting Policies

Organization

The Company was organized on March 27, 1989, to perform various broker-dealer functions within the securities industry. Operations commenced in September 1989.

Revenue Recognition

The Company recognizes revenue either upon receipt, or when considered earned, if the earnings process has been substantially completed and revenues are reasonably assured of being collected. The related costs of management fees, if any, are also accrued at that time.

Depreciation

Furnishings and equipment are depreciated using the straight-line method over a life of three to seven years.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, deposits with financial institutions, and debt instruments with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are deemed to be fully collectable by management and no reserve is considered necessary.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

(2) Commissions Receivable

Accounts receivable consists of the following:

	2007	2006
Receivable from clearing company	$ 2,436	1,534
Receivable from 12B-1 transactions	1,851	2,319
	$ 4,287	3,853

(3) **Income Taxes**

The Company has elected to be treated as an S Corporation for Federal income tax purposes. Accordingly, no provision has been made for Federal income taxes in the accompanying statements. The Company is subject to State income taxes. The Company has elected to be taxed on the cash basis of accounting under which income is generally taxable when received and expenses deductible when paid. The effective State rate of taxation is six percent.

Income taxes are provided in the year transactions enter into the determination of net earnings, regardless of when such transactions are recognized for tax purposes.

Deferred income tax benefit amounted to $-0- and $290 for the years ended December 31, 2007 and 2006, respectively. The deferred tax balances arise primarily from reporting for financial statements purposes using the accrual method of accounting and using the cash basis of accounting for preparation of tax of tax returns.

(4) **Concentrations of Assets**

The Company maintains its clearing deposit account with and receives a substantial amount of commissions revenues and clearing deposit are from a single clearing broker.

(5) **FOCUS Report, Part II A**

The accompanying financial statements have been reconciled to the FOCUS report, Part II A filed by the Company for the year ended December 31, 2007. Net capital had been reported to be $71,892. Adjustments amounting to $363 were made to reflect the provision for deferred state taxes, franchise taxes and a small dollar rounding difference. The adjusted balance of net capital amounts to $72,255. The aggregate indebtedness ratio as of December 31, 2007 is .009176 to one.

The FOCUS report did not include a computation for determination of reserve requirements under Rule 15c3-3 as the Company is exempt under provisions of Rule 15c-3(k)(2)A.

(6) **Commitments**

The Company terminated it's lease for office space effective August, 2006. The operations of the Company have been moved to the personal residence of the sole shareholder. Lease expense for the year ended December 31, 2007 and 2006 amounted to $-0- and $12,209, respectively.

(7) **Retirement Plan Arrangement**

The Company makes discretionary contributions on the behalf of it's sole employee to SEP - IRA retirement plan arrangements. To be eligible to participate in the plan the employee must have attained the age of twenty one and have performed service for the Company in at least three of the five immediately preceding plan years. Further, the employee must receive compensation of $400 or more in the plan year. Contributions made to the plan for the years ended December 31, 2007 and 2006 amounted to $10,000 and $-0-, respectively.

(8) **Extraordinary Item**

The Financial Industry Regulatory Authority (FINRA) was created during 2007 through the consolidation of NASD and the member regulation, enforcement and arbitration operations of the New York Stock Exchange. A one time special payment of $35,000 was made to each NASD member firm in recognition of anticipated cost savings that may result from the consolidation.

Hill, Harper & Associates
Certified Public Accountants

Independent Certified Public Accountants' Supplemental Report On Internal Accounting Control

Terry A. Hill
Ernest R. Harper

**The Board of Directors
Lovell Incorporated:**

761 Old Hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485
FAX: 615/377-3488

We have audited the financial statements of Lovell Incorporated for the year ended December 31, 2007, and have issued our report thereon dated February 8, 2008. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under net capital under Rule 17a-3(a)(11) Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of Lovell Incorporated is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lovell Incorporated taken as a whole. The study and evaluation did however disclose the following weakness.

The only employee of the Company is the Company's owner, accordingly, it is impractical to attain a segregation of duties conducive to internal accounting control. It is not deemed practical to increase employees merely to enhance internal control.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hill, Harper & Associates
February 8, 2008

LOVELL INCORPORATED

Computation of Net Capital Under Sec. Rule 15c3-1

Year ended December 31, 2007

Net Capital:				
Total stockholders' equity qualified for net capital			$	75,608
Deductions and/or charges:				
Accounts receivable from 12B - 1 transactions	$	1,851		
Haircut - money market funds		1,085		
Furniture and equipment, net		417		3,353
Net capital			$	72,255
Computation of basic net capital requirement:				
Minimum net capital required			$	50,000
Excess net capital			$	22,255
Aggregate indebtedness:				
Accounts payable			$	538
Accrued franchise taxes				125
Aggregate indebtedness			$	663
Ratio: Aggregate indebtedness to net capital				0.009176
Reconciliation with Company's computation (included in Part II of Form X-17-5 as of December 31, 2007):				
Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	71,892
Audit adjustments				
Deferred taxes	$	240		
Franchise taxes		125		
Rounding		(2)		363
Net capital as reported above			$	72,255

END